Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES ITS
FIRST QUARTER 2008 RESULTS RELEASE AND CONFERENCE CALL
FOR WEDNESDAY, MAY 14, 2008

Conference Call Scheduled at 10am ET

AZOUR, Israel – April 22, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its first quarter 2008 results on Wednesday, May 14, 2008, before the US market opens.

The Company will also be hosting a conference call later that day at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 10 minutes before the conference call commences.

US Dial-in Number: 1-888-642-5032
UK Dial-in Number: 0-800-051-8913
ISRAEL Dial-in Number: 03 918 0688
INTERNATIONAL Dial-in Number: +972 3 918 0688

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 444,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

International Investor Relations

Ehud Helft / Kenny Green info@gkir.com GK Investor Relations (US) +1-646 201 9246

Investor Relations in Israel

Oded Ben Horin oded@km-ir.co.il KM Investor Relations (Israel) +972-3-5167620